

Arolucha, Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Auditor's Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Arolucha, Inc.

We have audited the accompanying consolidated statement of financial position of Arolucha, Inc. and its subsidiary as of December 31, 2020 and 2021, and the related consolidated statement of operations, consolidated statement of changes in stockholder equity, and the consolidated statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Arolucha, Inc. and its subsidiary as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 12, 2022

Vincenzo Mongio

Consolidated Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	12,913	396
Inventory	6,889	6,889
Total Current Assets	19,802	7,284
Non-current Assets		
Equipment, net of Accumulated Depreciation	-	7,812
Intangible Assets: Intellectual Property & Website Development, net of Accumulated Amortization	5,580	5,000
Total Non-Current Assets	5,580	12,812
TOTAL ASSETS	25,382	20,096
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,411	3,641
Note Payable	20,700	-
Note Payable - Related Party	269,918	256,780
Due to Related Party	64,184	51,558
Total Current Liabilities	357,213	311,979
TOTAL LIABILITIES	357,213	311,979
EQUITY		
Class A Common Stock	30	30
Class B Common Stock	2	2
Additional Paid in Capital	502,025	502,025
Accumulated Deficit	(833,888)	(793,940)
Total Equity	(331,831)	(291,883)
TOTAL LIABILITIES AND EQUITY	25,382	20,096

Consolidated Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	5,600	41
General and Administrative	10,619	10,415
Rent and Lease	1,858	4,150
Depreciation	2,639	6,568
Total Operating Expenses	20,716	21,173
Operating Income (loss)	(20,716)	(21,173)
Other Income		
Interest Income	-	-
Other	4,826	1,326
Total Other Income	4,826	1,326
Other Expense		
Interest Expense	13,858	14,391
Other	10,200	121
Total Other Expense	24,058	14,512
Provision for Income Tax	-	-
Net Income (loss)	(39,948)	(34,359)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(39,948)	(34,359)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,639	6,568
Gain on Disposal of Fixed Asset	5,173	-
Accounts Payable	(1,230)	189
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,582	6,756
Net Cash provided by (used in) Operating Activities	(33,366)	(27,603)
INVESTING ACTIVITIES		
Equipment	-	-
Website Development	(580)	-
Net Cash provided by (used by) Investing Activities	(580)	-
FINANCING ACTIVITIES		
Note Payable	20,700	-
Note Payable - Related Party	13,137	25,029
Due to Related Party	12,626	4,323
Net Cash provided by (used in) Financing Activities	46,463	29,352
Cash at the beginning of period	396	(1,353)
Net Cash increase (decrease) for period	12,517	1,749
Cash at end of period	12,913	396

Consolidated Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Non-Voting Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2020	3,000,000	30	152,334	2	502,025	(759,581)	(257,524)
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(34,359)	(34,359)
Ending Balance 12/31/2020	3,000,000	30	152,334	2	502,025	(793,940)	(291,883)
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(39,948)	(39,948)
Ending Balance 12/31/2021	3,000,000	30	152,334	2	502,025	(833,887)	(331,831)

Arolucha, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arolucha, Inc. (the "Company") is a corporation organized on October 6, 2017 under the laws of Delaware. The Company was formed to create family friendly live event and television productions featuring Lucha Libre-style professional wrestling emanating from Mexico. ALW Events, LLC, a limited liability company formed under the laws of Tennessee on July 17, 2017, is a wholly owned subsidiary of the Company. In 2021, due to the impact Covid 19 had on live events, management made the decision to pivot and add a focus on Lucha Libre themed animated content, rebranding as Arolucha Animation and Entertainment.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Arolucha, Inc., along with wholly owned subsidiary ALW Events, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

The Company sold its equipment in 2021 and realized a gain of $4,826 as shown in other income on the consolidated statement of operations.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Because this asset has not yet been placed into service, no amortization has been recorded.

Inventory

The Company's inventory consists of finished goods. Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The Company's inventory had an ending balance of $6,889 as of December 31, 2020 and 2021.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2018 under Regulation Crowdfunding. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs consisted of $(19,744) for both years under review and were charged to stockholders' equity/(deficit) upon the completion of the offering.

Intangible Assets

The Company's intangible asset consists of intellectual property for an animated series and web development and is recorded at cost. Because these assets have yet to be placed into service, they have not been amortized. The ending balance of this asset was $5,580 and $5,000 as of December 31, 2021 and 2020, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2017, the Company issued 97,265 shares of Class B Non-Voting Common Stock under the terms of restricted stock purchases agreements and were subject to vesting terms of three years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. During 2018, an additional 11,136 shares were issued under the same terms of the 2017 restricted stock purchase agreements. As of December 31, 2021 and 2020, all 108,401 shares were vested.

In February 2020, the Company engaged a third party to create intellectual property in the form of five (5) animated characters for the Company's animated series. As compensation for these services, the Company granted 166,000 shares of Class A Voting Common Stock subject to a Restricted Stock Purchase Agreement which shall vest as follows: (i) 30,000 shares upon the Company's acceptance of each character; and (ii) 16,000 shares upon completion of services, provided that the Company has accepted three (3) or more characters. As of December 31, 2021 and 2020, these services have not been completed and thus no shares have vested. In the event of voluntary or involuntary termination of the third party's continuous service, the Company has the exclusive option for a period of two months from such a date to repurchase all or a portion of the unvested shares held by the third party at a price equal to the fair market value.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, January 1, 2020			
Granted	263,265	$	-
Vested	(97,265)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2020	166,000	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	166,000	$	-

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company's subsidiaries are limited liability companies treated as partnerships for federal and state income tax purposes with all income tax liabilities and/or benefits of the Companies being passed through to the Company. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $ $826,079 and $786,131 as of December 31, 2021 and 2020, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $215,606 and $205,455 as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In June 2018, the Company entered into a loan agreement with its parent company where additional funding has been added from time-to-time to the overall principal balance. This loan bears an interest rate of 5% and has a maturity date in December 2022. The ending balance of this loan was $259,313 and $246,692 as of December 31, 2021, and 2020, respectively.

In 2018, a minority shareholder lent the Company $9,141. The note bears an interest rate of 5%. Total interest expense for the loan totaled $516 and $492 for the years ended December 31, 2021 and 2020, respectively. The ending balance of the note totaled $10,604 and $10,088 for the years ended December 31, 2021 and 2020, respectively.

Throughout 2020 and 2021, the parent company paid for the Company's expenses for the purposes of funding operations. This payable bears no interest rate and is due upon demand. The ending balance of this payable was $64,184 and $51,558 as of December 31, 2021 and 2020, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In May 2021, the entered into a loan agreement for $20,000 with an interest rate of 6% and maturity date in May 2022. This loan is being used to develop an animated series for the Company's intellectual property. The holder of this note shall receive 33% of the animated series and other connected ancillary revenue streams, excluding live events and live action television shows. The ending balance of this loan was $20,700 as of December 31, 2021.

Please see "Note 3" for further details.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	312,835
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Class A Voting Common Stock with a par value of $0.00001 per share. 3,000,000 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 10,000,000 shares of Class B Non-Voting Common Stock with a par value of $0.00001 per share. 152,330 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 5,000,000 shares of Preferred Stock with a par value of $0.00001 per share. No such shares have been issued.

Class A and Class B Common Stockholders have identical rights, with the exception of voting rights, to which Class B stockholders have no voting rights.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 12, 2022, the date these financial statements were available to be issued.

In February 2022, the Company issued 301,905 shares of Common Stock in exchange for $226,429.

In February 2022, the Company issued 33,334 shares of Class A Preferred Non-Voting Stock in exchange for $25,001.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.